EXHIBIT 23

Independent Auditors’ Consent

The Board of Directors
Hayes Lemmerz International, Inc.

We consent to incorporation by reference in the registration statements (No. 33-80552 and 33-71708) on Form S-8 of Hayes Lemmerz International, Inc. of our reports dated February 26, 2001, except Note 8 which is dated April 25, 2001, relating to the consolidated balance sheets of Hayes Lemmerz International, Inc. and subsidiaries as of January 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended January 31, 2001, and the related financial statement schedule, which reports appear in the January 31, 2001, annual report on Form 10-K of Hayes Lemmerz International, Inc.

Detroit, Michigan
April 25, 2001